EXP WORLD HOLDINGS, INC.

2219 Rimland Drive, Suite 301
Bellingham, WA 98226

February 13, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:Josh Lobert, Staff Attorney

Re:EXP World Holdings, Inc.

Registration Statement on Form S-3
File No. 333-229451
Request for Acceleration

Acceleration Request

Request Date and Time : February 14th, 2019 at 4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Mr. Lobert:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, EXP World Holdings, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-229451) to become effective at 4:30 p.m. Eastern Time on February 14th, 2019, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Christopher J. Voss at (206) 370-7609, or in his absence, Jonathan Miner at (206) 370-6681.

Sincerely,

EXP WORLD HOLDINGS, INC.

By: /s/ Glenn Sanford

      Glenn Sanford

      Chief Executive Officer

cc: Jeff Whiteside, EXP World Holdings, Inc.

Alan Goldman, EXP World Holdings, Inc.

Christopher J. Voss, K&L Gates LLP

Jonathan Miner, K&L Gates LLP